02050395

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

P.E.
8/5/02

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For August 5, 2002

ARM Holdings plc

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

ARM Holdings plc

INDEX TO EXHIBITS

Item

1. Press release dated July 24, 2002
2. Press release dated July 24, 2002
3. Notification dated July 24, 2002
4. Notification dated July 29, 2002
5. Press release dated July 29, 2002
6. Press release dated July 30, 2002
7. Press release dated July 31, 2002
8. Press release dated July 31, 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARM Holdings plc

Date: August 5, 2002

By:
Name: Tim Score
Title: Chief Financial Officer

Item 1

CMC LICENSES ARM TECHNOLOGY TO ACCELERATE CANADA'S SoC RESEARCH NETWORK

CAMBRIDGE, UK and KINGSTON, ONTARIO – July 24, 2002 –ARM [(LSE: ARM); (Nasdaq: ARMHY)], the industry's leading provider of 16/32-bit embedded RISC processor technology, and CMC (Canadian Microelectronics Corporation), today announced that CMC has joined the ARM® University Program and licensed an ARM SoC design and prototyping package This new license will facilitate the rollout of Canada's System-on-Chip (SoC) Research Network. Over 30 Canadian universities will be able to obtain a design kit from CMC to investigate and design "On-chip Systems" containing an ARM7TDMI® microprocessor, and to have prototypes of these systems manufactured via ARM Foundry Program Partner, Taiwan Semiconductor Manufacturing Corporation (TSMC). The SoC Research Network allows university researchers, students, and industry to meet the challenge of the global shift from traditional multi-chip microelectronics products to those that implement complete systems on a single chip.

"This CMC license extends the ARM University Program throughout Canada, and demonstrates our commitment to help educate the next generation of engineers," said Matt Lee, University Program manager at ARM. "Canadian university researchers may now obtain all the ARM intellectual property (IP) needed to design an ARM7TDMI core-based SoC, to simulate the ARM core section of the SoC, which includes an AMBA® on-chip interconnect, to develop software on our full ARM Developer Suite™ solution part of the RealView range of development tools, to have prototype devices made, and to use our standard debug tools."

"CMC will now be able to provide a comprehensive ARM design suite for the SoC Research Network, allowing university researchers and post-graduate to conduct research with the same ARM development tools used in industry today," said Brian Barge, president and CEO, CMC. "This new license will allow us to provide the ARM IP to complement and complete the ARM development environment, and accelerate and expand SoC research opportunities in Canada."

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com.

About Canadian Microelectronics Corporation (CMC)

CMC is a unique model of government/industry/university collaboration that delivers advanced tools and technologies to Canadian universities to enable leading-edge research and high-quality training in microelectronics and related areas. Established in 1984, CMC is a not-for-profit corporation funded by the Natural Sciences and Engineering Research Council of Canada, matched by industrial contributions of technology, services and cash. CMC manages major grants from the Canada Foundation for Innovation and the Ontario Innovation Trust through Queen's University to deliver research infrastructure for system-on-chip investigations at Canadian universities; and to enable the testing of high-performance microchip designs through the upcoming National Microelectronics and Photonics Testing-Collaboratory. CMC's membership includes 44 universities and 25 industrial organizations. More information about the company is available at www.cmc.ca

ENDS

Media inquiries:

Sonya Shorey
Communications Co-ordinator
Canadian Microelectronics Corporation (CMC)
Phone: (613) 530-4698
Cell: (613) 851-9416
shorey@cmc.ca

Michelle Spencer
Corporate Communications Manager
ARM
Phone: +44 1628 427780
Mobile: +44 7788 107966
michelle.spencer@arm.com

Item 2

ARM AND MEDIATEK PARTNER TO BRING RISC TECHNOLOGY TO TAIWAN

CAMBRIDGE, UK and TAIPEI, TAIWAN – July 24, 2002 – ARM [(LSE:ARM); (Nasdaq:ARMHY)], the industry's leading provider of 16/32-bit embedded RISC processor solutions, and MediaTek Inc., the world's leading supplier of ICs and chipsets to the optical storage industry, today announced that MediaTek has licensed the ARM7TDMI® microprocessor core for use in its new products.

MediaTek was formed in 1997 and is one of the world's leading semiconductor companies. MediaTek's range of ICs and associated products can be found in many of the world's CD-ROM, DVD-ROM and CD-R/RW drives, as well as other consumer products such as DVD players.

By licensing ARM® microprocessor technology, MediaTek plans to use ARM's expertise in low power, small footprint microprocessor technology in new product development.

"Taiwan is well known for the competitiveness of its technology industry," said Philip Lu, president, ARM Taiwan. "By working with MediaTek, ARM will add the experience and expertise it has gained in low-power RISC technology to MediaTek's new products."

"In taking the decision to expand our business, it was essential that we work with leading technology companies such as ARM," said Ming Kai Tsai, chairman of MediaTek. "Power, time-to-market and above all, low cost, is essential to Taiwanese manufacturers, and our partnership with ARM will allow us to meet these requirements."

About MediaTek Inc.

MediaTek Inc. is the world's largest chipset supplier of CD-ROM, DVD-ROM, CD-RW and DVD players. Founded in 1997, MediaTek is now one of the world's top 10 fabless IC companies, with dedicated substantial resources in research and development of comprehensive IC optical storage facilities. Headquartered at Hsin-Chu, Taiwan, MediaTek's common stock is traded on the TSE.

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-on-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at **www.arm.com**.

- ends -

ARM and ARM7TDMI are registered trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM China.

Item 3

Morgan Stanley Securities Limited
25 Cabot Square
Canary Wharf
London E14 4QA
tel (44 20) 7425 8000
fax (44 20) 7425 8990
telex 8812564

Morgan Stanley

Company Secretary
Arm Holdings Plc
110 Fulbourn Road
Cambridge
CB1 9NJ

24 July 2002

PRIVATE AND CONFIDENTIAL
BY FAX AND POST

Dear Sirs

ARM HOLDINGS PLC (THE "COMPANY")

This notification relates to the ordinary shares of the company (the "shares") and is given in fulfilment of the obligations imposed under section 198 Companies Act 1985 (The "Act").

We are writing to notify you that Morgan Stanley Securities Limited ("MSSL") disposed of its interest in some shares and American Depository Receipts in the Company on 22 July 2002, as a result of which its remaining aggregate interest is 50,146,733. This represents approximately 4.92% of the shares.

Morgan Stanley Securities Limited is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of Morgan Stanley Securities Limited are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which Morgan Stanley Securities Limited is interested.

Yours faithfully,

Paula Tilus
Law Division

Item 4

Morgan Stanley Securities Limited
25 Cabot Square
Canary Wharf
London E14 4QA
tel (44 20) 7425 8000
fax (44 20) 7425 8990
telex 8812564

Morgan Stanley

Company Secretary
Arm Holdings Plc
110 Fulbourn Road
Cambridge
CB1 9NJ

29 July 2002

PRIVATE AND CONFIDENTIAL
BY FAX AND POST

Dear Sirs

ARM HOLDINGS PLC (THE "COMPANY")

This notification relates to the ordinary shares of the company (the "shares") and is given in fulfilment of the obligations imposed under section 198 Companies Act 1985 (The "Act").

We hereby notify you that on 25 July 2002 we acquired an interest in the shares that resulted in our holding a total of 51,693,199 shares. This is due to our holding 51,578,674 ordinary shares and 38,175 American Depository Receipts (equivalent to 114,525 ordinary shares) being approximately 5.07% of the issued share capital of the Company. (1)

On 26 July 2002, we disposed of our interest in some shares and American Depository Receipts, as a result of which our remaining aggregate interest is 33,735,780. This is due to our holding 33,614,580 ordinary shares and 40,400 American Depository Receipts (equivalent to 121,200 ordinary shares) being approximately 3.31% of the issued share capital of the Company. (2)

We have transferred from time to time 31,858,768 shares to a third party on terms which gives us the right to require the return of an equivalent number of shares. Accordingly, our interest in 31,858,768 shares is pursuant to Section 208(5) of the Act.

Morgan Stanley Securities Limited is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of Morgan Stanley Securities Limited are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which Morgan Stanley Securities Limited is interested.

Yours faithfully,

G. Sobek

George Sobek
Law Division

Item 5

FLEXTRONICS

Press Release

2 Changi South Lane
Singapore 486123
www.flextronics.com

Flextronics contacts:
Kay Annamalai
Director of Marketing, Embedded Applications
Flextronics Semiconductor
(408) 542-4916
Kay.annamalai@flextronicssemi.com

Manuella Solomon
Public Relations Manager
(408) 576-7867
manuella.solomon@flextronics.com

ARM PR contact:
Kelly Foster
The Townsend Agency
(858) 457-4888

FLEXTRONICS SEMICONDUCTOR LICENSES ARM CORES FOR LEADING COMMUNICATIONS APPLICATIONS

Design Centers become members of ARM ATAP Program

SUNNYVALE, Calif. US and CAMBRIDGE, UK – July 29, 2002 – Flextronics Semiconductor, a business unit of Flextronics, and ARM [(LSE:ARM); (Nasdaq:ARMHY)], the industry's leading provider of 16/32-bit embedded RISC processor solutions, today announced that Flextronics Semiconductor has licensed the ARM7TDMI® microprocessor core. Flextronics Semiconductor offers IC design services and full system-on-chip (SoC) ASICs, and will design and manufacture ARM® core-based SoC integrated circuits for market-leading communications and portable wireless systems applications.

In addition, Flextronics Semiconductor has become a member of the ARM ATAP™ technology access program. Under the ATAP agreement, Flextronics ASIC design centers located in Niwot, Colorado (US), and Oak Ridge, Tennessee (US), are certified by ARM to complete design services for OEM customers and any customer of ARM's flexible licensing model.

"ARM's industry-leading technology will add to our existing IP portfolio and further enable Flextronics to offer customers additional SoC capabilities," said Ron Snyder, president of Flextronics Semiconductor. "Our global network of design centers is experienced and very capable of highly-complex SoC integration."

"Today's developers demand well-integrated SoC solutions offering high performance and low power consumption," said Jamie Urquhart, Chief Strategy Officer for ARM. "With this agreement, Flextronic will further advance its ability to develop leading-edge, ARM technology-based solutions that meet its customers' technical and commercial needs."

About the ATAP Program

There are currently 30 Partners in the ATAP program, with a resource of more than 3,000 engineers available to work on ARM core-based SoC designs. ATAP design Partners must go through a strict qualification process to become an ARM Approved Design Center. This includes a design flow audit, training on implementing designs with ARM cores, tools, AMBA® interface peripherals and development techniques. Each Design Center must demonstrate its own unique skills in specific technology domains, as well as end-market expertise. The ATAP program also provides additional benefits such as geographic and time-zone locality and local language support. For more information on the ATAP program, please email info@arm.com or visit the ARM web site.

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at http://www.arm.com.

About Flextronics Semiconductor

Flextronics Semiconductor, a business unit of Flextronics, provides ASIC products and IC design services. ASIC products include full system-on-chip (SoC), standard cell and gate array ASIC (digital, analog, and mixed-signal); IC design services include FPGA (field-programmable gate array) conversion, ASIC retargeting and backend IC design capabilities. Flextronics Semiconductor has design centers worldwide that work with customers to deliver system-level solutions in silicon, increasing functionality and reliability while reducing cost. For more information, please visit Flextronics Semiconductor at www.flextronics.com/semiconductor.

FLEXTRONICS

Press Release

2 Changi South Lane
Singapore 486123

www.flextronics.com

ENDS

ARM, ARM7TDMI and AMBA are registered trademarks of ARM Limited. ATAP is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM China.

###

Item 6

AGERE SYSTEMS LICENCES ARM CORES FOR USE IN COMMUNICATIONS APPLICATIONS

New licence agreement includes ARM1026EJ-S core, further strengthening commitment to ARM architecture

CAMBRIDGE, UK — July 30, 2002 – ARM [(LSE: ARM); (Nasdaq: ARMHY)], the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions, today announced that Agere Systems (NYSE: AGR.A, AGR.B), the world leader in communications components, has extended its relationship with ARM by licensing three high-performance cores. Agere has licensed the ARM1026EJ-S™ core, the ARM920T™ core and the ARM926EJ-S™ core for use in its next-generation system-on-chip (SoC) solutions for mobile phones and communications networking equipment.

This licensing agreement reinforces ARM's strong presence in the networking integrated circuit (IC) market where Agere is a market leader. Using the ARM1026EJ-S core, Agere plans to deliver high-performance, open architecture SoC platforms for applications such as enterprise data networks, wireless system infrastructure, and broadband wide-area network infrastructure. The ARM1026EJ-S core implements 64-bit internal bussing, dual configurable 32/64-bit AMBA® interfaces, and a 64-bit coprocessor interface to deliver exceptional processing bandwidth for data intensive applications.

"By licensing the ARM1026EJ-S core, Agere is demonstrating its commitment to providing customers with the latest in high-performance microprocessor technology," said Jon Fields, vice president of Agere's Design Platform Organization. "Tomorrow's complex communications networking applications require solutions which this latest generation of ARM® technology helps enable."

"Agere has impressive levels of communications expertise and a proven track record of delivering ARM core-based solutions for a wide variety of applications," said Bruce Beckloff, networking segment manager with ARM. "The combination of Agere's application skills with the high-performance and flexibility of the ARM1026EJ-S core in 'real world' operations will deliver a new breed of networking solutions."

Agere has a long-standing relationship with ARM and has previously licensed other ARM technology, including the ARM7DTMI® core, the ARM9E™ core, the ARM9TDMI™ core, and the ARM940T™ core, as well as derivatives of those cores, for a variety of IC offerings. Agere was a lead partner for the ARM10™ core family development and the first company to fabricate the ARM10 core family in silicon.

The ARM1026EJ-S core is a fully synthesizable core featuring the ARM Jazelle™ technology for Java™ acceleration. The core is based on the ARMv5TE architecture and also includes the Thumb® architecture, DSP extensions and support for the VFP10™ vector floating-point coprocessor and ETM10RV™ Embedded Trace Macrocell. Extensive 64-bit internal bussing is combined with configurable instruction and data caches, configurable tightly coupled memories (TCM), support for parity protection on SRAM arrays, memory management and protection units (MMU and MPU) and dual 32/64-bit configurable AMBA AHB system interfaces.

The ARM1026EJ-S core has been optimized for performance by using a large cross-section of real-world code, including all five of the EEMBC benchmark suites, and is an ideal choice for complex and innovative SoC networking applications requiring high-performance and ultra low-power consumption.

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals, and system-chip designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com

- ends -

ARM, ARM7TDMI, Thumb and AMBA are registered trademarks of ARM Limited. ARM9E, ARM9TDMI, ARM920T, ARM926EJ-S, ARM940T, ARM1026EJ-S, Jazelle, VFP10 and ETM10RV are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; and ARM China.

Item 7

ARM AND NEOMAGIC EXPAND LICENSING AGREEMENT

Combination of ARM926EJ-S Core with ARM PrimeXsys Platform to Reduce Time-to-Market of Advanced MiMagic Applications Processors for Handheld Systems

CAMBRIDGE, UK and SANTA CLARA, Calif., US – July 31, 2002 – ARM [(LSE: ARM); (Nasdaq: ARMHY)], the industry's leading provider of 16/32-bit embedded RISC processor technology, and NeoMagic Corporation (Nasdaq: NMGC), a pioneer of applications processors for multimedia-rich handheld systems, today announced that NeoMagic has expanded its license agreement with ARM to include the ARM926EJ-S™ synthesizable core and the ARM® PrimeXsys™ Wireless Platform.

Incorporating the ARM926EJ-S core into the PrimeXsys Wireless Platform will enable NeoMagic to accelerate the development and time-to-market of high integration, low power applications processors for popular handheld devices such as personal digital assistants (PDAs), mobile phones and portable music and video players. This agreement builds on the existing relationship between the two companies and indicates NeoMagic's continued expansion and development of its MiMagic™ family of applications processors which bring full system-on-chip integration of high-performance multimedia features such as graphics, video and audio, to small, battery operated devices.

"NeoMagic clearly benefits from extending our license agreement beyond the previously-licensed ARM720T™ core, and we intend to take full advantage of the evolution of the ARM9E™ family," said Sanjay Adkar, vice president of corporate engineering at NeoMagic. "In addition, the ARM PrimeXsys Wireless Platform improves our time-to-market for future ARM core-based devices, allowing us to focus our own engineering efforts on the innovative technologies for low-power high-performance multimedia functionality which NeoMagic does best," he added.

"The PrimeXsys Wireless Platform is well suited for NeoMagic because it provides the tools support and methodology to enable rapid product differentiation. With PrimeXsys technology, and the ARM926EJ-S core, NeoMagic is able to extend their design capabilities, integrating their own intellectual properties onto a proven platform, lowering their development risks and decreasing time-to-market," said John Goodacre, ARM Platform Architecture manager. "The combination of ARM's industry-leading architecture with NeoMagic's array processor technology will enable a new generation of innovative SoC solutions for multimedia-rich devices."

Licensing the ARM926EJ-S core gives NeoMagic the ability to develop applications-focused devices incorporating the ARM Jazelle™ technology for Java acceleration. The ARM926EJ-S core combines industry-leading performance with the very low power of ARM Jazelle technology, and an MMU to support virtual memory, required by many of today's leading operating systems (OS).

By licensing the PrimeXsys Wireless Platform based around the ARM926EJ-S core, NeoMagic also benefits from the pre-ported OS and application development environment that the platform provides. The ARM PrimeXsys Wireless Platform is a highly-integrated, extendible platform incorporating all the hardware, software and integration tools that lower development risk by delivering pre-validated, application software and a wide range of operating system ports.

About NeoMagic

NeoMagic Corporation, based in Santa Clara, California, provides applications processors to enable new generations of handheld systems, offering the lowest power, smallest form-factor, and best multimedia features and performance. The company has pioneered the integration of complex logic, memory and analog circuits into single-chip solutions. NeoMagic is mobilizing multimedia for the Internet age. Information on the company may be found on the World Wide Web at www.neomagic.com.

About ARM

ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals and system-on-chip (SoC) designs to leading international electronics companies.

ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com.

– ENDS –

ARM is a registered trademark of ARM Limited. ARM720T, ARM9E, ARM926EJ-S, PrimeXsys and Jazelle are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. "ARM" is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; an ARM France SAS; and ARM China.

NeoMagic and the NeoMagic circle logo are registered trademarks, and MiMagic is a trademark, of NeoMagic Corporation.

Item 8

Atsana licenses ARM core to deliver its high-performance wireless multimedia processor

Novel array processor technology coupled with top embedded RISC core to deliver unprecedented multimedia processing

OTTAWA, CANADA and CAMBRIDGE, UK – July 31, 2002 – Atsana Semiconductor Corp., a leader in the development of power-efficient, programmable processors for multimedia wireless devices and **ARM [(LSE:ARM), (Nasdaq:ARMHY)]**, the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions, today announced that Atsana has licensed the ARM922T™ core for its media processor through the ARM Foundry Program.

The result of this partnership will see Atsana use the ARM922T core for development of its innovative embedded processor for multimedia applications in mobile phones, personal digital assistants (PDAs), and PC and network digital cameras.

"By licensing the ARM922T core, we are ensuring our ability to deliver a high-performance, low-power processor, which will encourage growth in the wireless multimedia market," said **Michael Krause, COO, Atsana Semiconductor Corp.** "ARM is the most widely adopted embedded RISC architecture, and it will offer our customers the benefits of programmability, flexibility and an extensive third-party tool set. The ARM922T core, with its excellent power and performance metrics, is the ideal foundation for our multimedia processor."

Atsana's low-power, high-performance processor enables the delivery of processor-intensive wireless multimedia applications such as multimedia messaging, interactive video communications, still images and video streaming. The cost-effective processor offers five to 15 times the processing capability and consumes as little as one-third the power compared to existing multimedia processors.

"Atsana's strength in delivering a cutting-edge processor for wireless multimedia devices highlights the value of the ARM® architecture in this market space," said **Tudor Brown, COO, ARM**. "This agreement will help drive momentum for a wide variety of ARM core-based processors for wireless handset, PDA and imaging OEMs worldwide."

Atsana's processor, which is expected to ship during the third quarter of 2002, is based on a massively parallel, highly scalable, low-power architecture. The patent-pending technology integrates thousands of processing elements into an array of Random Access Memory (RAM). The chip delivers the processing ability for encoding or decoding video and images to standards such as MPEG-4, JPEG or JPEG2000.

The ARM922T core is a hard macrocell suitable for a wide range of platform OS-based applications. Based around the high-performance ARM9TDMI™ 32-bit RISC CPU, the ARM922T core features 8K instruction and data caches, memory management unit (MMU), AMBA™ technology-compliant interfaces and support for the ARM real-time trace technology.

About the ARM Foundry Program
The ARM Foundry Program is an innovative business model that enables fabless semiconductor companies in emerging markets to gain access to ARM processor technology for use in the design and manufacture of advanced system-on-chip (SoC) solutions. There are currently 40 partners in the Foundry Program, which was launched in 2000. ARM now offers the ARM7TDMI® core, the ARM922T core, the ARM946E™ core and the ARM1022E™ core through the program.

The Foundry Program offers a flexible partnership model that accelerates the time-to-market for ARM core-based designs and enables fabless semiconductor companies, which do not have access to fabrication facilities, to work directly with an approved ARM semiconductor foundry. Unlike a traditional ARM license, where a licensee gains both manufacturing and design rights, the ARM Foundry Program builds a three-way partnership between ARM, an approved silicon foundry and a fabless semiconductor company.

About ARM
ARM is the industry's leading provider of 16/32-bit embedded RISC microprocessor solutions. The company licenses its high-performance, low-cost, power-efficient RISC processors, peripherals and system-on-chip (SoC) designs to leading international electronics companies. ARM also provides comprehensive support required in developing a complete system. ARM's microprocessor cores are rapidly becoming a volume RISC standard in such markets as portable communications, hand-held computing, multimedia digital consumer and embedded solutions. More information on ARM is available at www.arm.com.

About Atsana
Atsana Semiconductor Corp. is a leader in the development of fully programmable, low-power multimedia processors for wireless devices such as handsets, personal digital assistants (PDAs), and PC and network cameras. The fabless semiconductor company's parallel processing technology enables multimedia wireless devices that consume as little as one-third the power of processors offered today. In addition, Atsana's processor enables better quality video encoding, supports higher resolution and is easily scalable and programmable to support a myriad of multimedia applications and standards. Founded in 1999, Atsana is headquartered in Ottawa, Canada. For more information, visit www.atsana.com.

-30-

For further information, or to arrange for interviews, please contact:

Silvia Di Tiero or Kirsten Gartenburg
inmedia Public Relations
Tel: 613-234-7227
sditiero@inmedia.ca
kgartenburg@inmedia.ca

Kelly Foster or Patrick Hall
The Townsend Agency
Tel: 858-457-4888
kfoster@townsendagency.com
phall@townsendagency.com